

December 5, 2013

Via Email
Mr. Gareth Kung
Chief Financial Officer
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road
Pudong New Area, Shanghai, China 201203

      Re: Semiconductor Manufacturing International Corporation
               Form 20-F for the Fiscal Year Ended December 31, 2012
               Filed April 15, 2013
               File No. 001-31994

Dear Mr. Kung:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-3

1.   We note that as a result of adopting IFRS 1, you provided a balance sheet as of January 1, 2011 as required. However we note that your Independent Registered Public Accounting Firm did not opine on your January 1, 2011 balance sheet in its report. Please amend your Form 20-F to provide a report from your Independent Registered Public Accounting Firm that opines on your January 1, 2011 balance sheet.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief